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
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FORM 5
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/X/ Check box if no                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                                         WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5                               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
    Instruction 1(b)                  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

/ / Form 3 Holdings
    Reported

/ / Form 4 Transactions
    Reported

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1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person to
                                                                                                 Issuer (Check all applicable)
                                                                                                     Director         10% Owner
                                                                                                 ----              ---
                                                                                                  X  Officer (give    Other (Specify
                                                                                                 ----        title ---       below)
                                                                                                             below)
  MILLER          SANDRA             J.          DTE Energy Company (DTE)                                VICE PRESIDENT(1)
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  (Last)          (First)          (Middle)   3. IRS Identification      4. Statement for     7. Individual or Joint/Group Filing
                                                 Number of Reporting        Month/Year           (Check applicable line)
                                                 Person, if an Entity                             X   Form filed by One Reporting
DTE ENERGY COMPANY                               (Voluntary)                                     ---- Person
2000 2ND AVENUE                                                              12/2001                  Form Filed by More Than One
-------------------------------------------                              -------------------     ---- Reporting Person
                 (Street)                                                5. If Amendment,
DETROIT            MI            48226-1279                                 Date of Original
-------------------------------------------                                 (Month/Year)
  (City)         (State)              (Zip)
                  USA
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or (D)  Price                          (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                      3/14/2001       A     1,000.00       A     $38.7650        5,000.00           D
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                                                                                                                           In 401(k)
Common Stock                        (2)           A       (2)         (2)      (2)           2,250.90           I          Plan
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(1)  Ceased being a reporting person as of May 31, 2001.
(2)  Shares held through the Detroit Edison Savings and Investment Plan of which 176.032 were acquired during 2001 as reported on a plan statement dated as of June 30, 2001.

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
FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Employee Stock Option                                                                             Common
(right to buy)                28.50                                             (1)    3/11/2007  Stock
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                                                                                                  Common
Phantom Stock                  N.A.        (2)          A       (2)             (2)               Stock                    (2)
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Employee Stock Option                                                                             Common
(right to buy)                $38.60                                            (3)    3/22/2008  Stock
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Employee Stock Option                                                                             Common
(right to buy)                $41.47                                            (4)    3/23/2009  Stock
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Employee Stock Option                                                                             Common
(right to buy)                $32.10                                            (5)    2/21/2010  Stock
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Employee Stock Option                                                                             Common
(right to buy)                $38.77     3/14/2001      A      7,000.00         (6)    3/13/2011  Stock     7,000.00
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 9. Number of           10. Ownership               11. Nature of
    Derivative              of Derivative               Indirect
    Securities              Security:                   Beneficial
    Beneficially            Direct (D)                  Ownership
    Owned at End            or Indirect (I)             (Instr. 4)
    of Year                 (Instr. 4)
    (Instr. 4)

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     3,000.00                    D
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     44.98                       D
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     5,000.00                    D
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     5,000.00                    D
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     15,000.00                   D
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     7,000.00                    D
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Explanation of Responses:
1.   The option vests in four equal annual installments beginning on March 31, 1998.
2.   The phantom stock was acquired pursuant to the reporting person's participation under the employer's Savings
     Reparation Plan and are payable in cash or over a period of years upon the termination of the reporting person's employment.
     Includes .223
     shares acquired during 2001 under the Plan.
3.   The stock option vests in four equal annual installments beginning on March 23, 1999.
4.   The option vests in four equal installments beginning on March 24, 2000.
5.   The option vests in four annual installments as follows: 50% on February 22, 2001; 20% on February 22, 2002; 20% on
     February 24, 2003 and 10% on February 24, 2004.
6.   The option vests in three annual installments as follows: 50% on March 14, 2002; 25% on March 14, 2003, and 25% on
     March 15, 2004.

                                                                                           /s/ Susan M. Beale               2/14/02
                                                                                           -------------------------------  -------
                                                                                           **Signature of Reporting Person   Date
                                                                                           Attorney-in-fact

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed.                                         Page 2
If space provided is insufficient, see Instruction 6 for procedure.
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                               POWER OF ATTORNEY

STATE OF MICHIGAN }
                  } SS
COUNTY OF WAYNE   }

                  KNOW ALL BY THESE PRESENTS that I, Sandra J. Miller, do hereby constitute and appoint Susan M. Beale and Eric H. Peterson and each of them, my true and lawful Attorneys-in-Fact with full power of substitution to execute and file on my behalf with the Securities and Exchange Commission any and all reports, including without limiting the generality of the foregoing, reports on Securities and Exchange Commission Forms 4 and 5 and 144, that may be required or advisable in connection with my holdings in and transactions related to securities of DTE Energy Company.

                  This Power of Attorney is effective for the period July 1, 2001, through and including July 1, 2002.

                  IN WITNESS THEREOF, I have hereto set my hand this 25th day of June, 2001.


                                        /s/ SANDRA J. MILLER
                                        --------------------------------------
                                        Sandra J. Miller


Witnesses:

/s/ SUSAN E. RISKE
-----------------------------
Susan E. Riske


/s/ JANET A. SCULLEN
-----------------------------
Janet A. Scullen


STATE OF MICHIGAN }
                  } SS
COUNTY OF WAYNE   }


On this 25th day of June, 2001, before me personally appeared Gerard M. Anderson to me known to be the person described who executed the foregoing Power of Attorney.


                                        Subscribed and sworn to before me
                                        the 25th day of June, 2001

                                        /s/ SANDRA L. BAMBERG
                                        --------------------------------------
                                        Sandra L. Bamberg
                                        Notary Public - Wayne County
                                        My Commission Expires: 1-11-04